40-OAR A

803-185

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	APPLICATION FOR AN ORDER
The Hillman Company	UNDER SECTION 202(A)(11)(F) OF THE
330 Grant Street, Suite 1900	INVESTMENT ADVISERS ACT OF 1940
Pittsburgh, PA 15219	DECLARING THE APPLICANT TO BE A
	PERSON NOT WITHIN THE INTENT OF
	THE INVESTMENT ADVISERS ACT

Please direct all communication regarding this Application to:

David F. Freeman, Jr., Esquire
Arnold & Porter, LLP
555 Twelfth Street, NW
Washington, DC 20004

with a copy to:

Russell W. Ayres, III
Vice President and Associate General Counsel
The Hillman Company
330 Grant Street, Suite 1900
Pittsburgh, PA 15219



Dated June 29, 2005

I.   INTRODUCTION

The Hillman Company ("Company"), a Pennsylvania corporation, hereby submits this Application for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("Advisers Act") declaring it to be a person not within the intent of the Advisers Act. The Company is a private investment company and operates a "family office" that performs services exclusively for the members of the extended family consisting of the lineal descendants of the late J.H. Hillman, Jr. (including spouses and former spouses, adopted children and step-children), and for foundations, trusts and other entities created by and owned for the benefit of that family. For the reasons set forth below, the Company believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

II.   BACKGROUND

All of the outstanding stock of the Company is owned directly by, or for the exclusive benefit of, the lineal descendants of J.H. Hillman, Jr., including spouses and former spouses, adopted children and step-children (the "Family"). The Company is a private investment company excluded by Sections 3(c)(1) and/or 3(c)(7) of the Investment Company Act from the definition of "investment company" under that Act, that from time to time in the past was also outside the definition of "investment company" in Section 3(a) of the Act as a result of the nature of its assets and activities. The Company invests as principal and owns, directly and through subsidiary companies, a variety of investments. The Company has its own operations, staff and board of directors.[1]

The Company has a department that coordinates the services of a family office for members of the Family, their spouses and former spouses, and the trusts, foundations and other entities created by or for them (collectively, the "Clients"). The Company's primary activity is managing its own assets, but as an incident to that, it also provides advice to Clients. Currently, there are fewer than 65 living Family members in four generations. J.H. Hillman, Jr. and members of the Family have established approximately 38 trusts for the benefit of Family members; interests in trusts established by Family members and serviced by the Company may in some cases be owned beneficially by charitable organizations or

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[1] The Company also identifies (almost always private) investment opportunities that it does not wish to pursue solely for investment by the Company but that it believes may be of interest to its stockholders (Family Trusts and individual members of the Family), and will communicate those opportunities to members of the Family (its stockholders), who are offered the opportunity to invest in approximate proportion to the percentage of the Company owned by that particular branch of the Family. The Company charges a fee over time (generally in arrears) for administering private equity and real estate investments of this nature by Family Members, Family Trusts, Foundations and other Family entities, based upon a percentage of assets. The Company may also invest in certain of these investment opportunities alongside Family members and their Family entities.

foundations ("Family Trusts"), and approximately 16 charitable foundations established by Family members ("Family Foundations"). The Company supervises the affairs of certain Family member accounts, foundations and trusts with aggregate assets in excess of $30 million.

The Company and the Clients own a variety of different types of investments, including such things as real estate, natural resources, publicly traded stocks, bonds, venture capital and other private equity, and also own or invest in operating businesses. With a staff of approximately 90 persons, the Company manages some, but not all of, the financial resources of the multi-generational Family. The mission of the Company is to provide innovative stewardship of the unique resources of its Clients, serving the financial and personal needs of the Family and its future generations, and representing the Family and its members as a gatekeeper. The services provided by the Company include facilitation of and assistance in estate planning; risk management; legal services; personnel functions; personal security; preparation and analysis of financial statements and financial planning packages; trust administration; record keeping; tax planning, reconciliation, and compliance; investment assistance, review, monitoring, and administration; implementation of investment decisions made by Clients; partnership administration; and coordination of professional relationships with accountants, attorneys, investment advisers, custodians, and others as needed. Underlying many of these responsibilities is the furnishing of information to permit Clients to make asset allocation decisions and the provision of federal and state tax advice. The Company's Clients currently consist of (1) the members of the Family, and (2) the trusts, partnerships, corporations, limited liability companies, foundations and other entities created by or for them. In addition to this current client list, the Company would like the flexibility under the requested exemptive order to provide services to charitable organizations created by Family members. All of these existing and intended individual Clients are closely related by birth, marriage, or adoption, and each of the entity Clients, other than charitable organizations and foundations, are wholly-owned and controlled by or for the benefit of Family members, and in the case of trusts, were created for the benefit of Family members, charitable organizations and foundations. The Company has not provided, and does not intend to provide, any of its services to the general public. The services provided by the Company include not only investment advice, but also estate planning assistance, legal services, risk management, personnel services, personal security services, tax return preparation, analysis of financial statements and financial planning packages, trust administration, and coordination of professional relationships with investment advisers.

The fees paid by the Company's Clients cover only a portion of the salaries and expenses of the Company. The Family Office department of the Company does not operate as a profit center for the Company.

III.   REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ." While the Company's Family Office activities include administrative activities other than providing investment advice, some aspects of the Company's services are considered "investment advice" under Commission precedents, and the internal portfolio investment operations of the Company as the vehicle through which a large portion of the Family assets are held and invested on a discretionary basis might be viewed as investment advice.

Section 203(b) of the Advisers Act provides several exceptions from registration, that would not appear to apply to the Company with any degree of certainty.

Specifically, the first exception, for "intrastate" investment advisers, may not be available to the Company because not all of the Company's Clients are residents of Pennsylvania; in any event, the Company would have to limit its investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective, because it would sharply limit asset diversification considerations in the future.

The second exception may not be available to the Company because none of the Company's Clients is an insurance company.

The third exception, for "private" investment advisers with fewer than fifteen clients, might not be available if the Company were required to consider and count as separate Clients (a) each of the immediate members of the Family, and (b) the trusts, foundations, partnerships, corporations, limited liability companies, and other entities created by or for them. The application of the recently-amended counting regime under the provisions of Rule 203(b)(3)-1 (17 C.F.R. § 275.203(b)(3)-1) to the large number of complex multi-generational trusts and foundations established and owned by or for Family members (some of which include as beneficiaries family members of spouses of Family members, and some may involve trusts beneficially owned by Family members in more than one Family household), as well as the mixture of advisory and non-advisory services provided to Family members, present some degree of uncertainty as to the number of advisory clients the Company might be deemed to have.

The fourth exception may not be available to the Company because it is neither a charitable organization, as defined in Section 3(c)(10)(D) of the Investment Company Act of 1940, nor a trustee, director, officer, employee, or volunteer of such a charitable organization.

The fifth exception may not be available to the Company because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, a person or entity eligible

to establish and maintain such a plan, or a trustee, director, officer, or employee of or volunteer of any such plan or person.

The sixth exception may not be available to the Company because it is not an investment adviser registered with the Commodity Futures Trading Commission.

Last, because the Company supervises aggregate Client assets in excess of $30 million, the Company would not be prohibited from registering with the Commission under Section 203A(a) of the Advisers Act but has refrained from doing so in reliance on (a) the legal arguments set forth below, and (b) based upon having in the past fewer than fifteen "clients" for purposes of Section 203(b) of the Act.

Therefore, if the Company were found to be within the definition of investment adviser, it would appear that it could be required to register under Section 203(c) of the Advisers Act, notwithstanding the fact that (i) the Company does not hold itself out to the public as an investment adviser, (ii) the Company's Family Office investment advisory activities, such as they are, make up a relatively small portion of the services that its employees perform, (iii) the payments received by the Company from Clients cover only a portion of its salaries and other expenses and are not expected to generate a profit, and (iv) a large portion of the Company's employees' time spent on "family office" tasks for the Clients that would generally not be considered investment advisory in nature, and the Company has no plans to offer its services to anyone other than its Clients. The Company requests, instead, that the Commission issue it an Order pursuant to Section 202(a)(11)(F) declaring it not to be a person within the intent of the Advisers Act.

IV. DISCUSSION

A. The Company's Advice is Incidental to the Management of its Own Portfolio and to Administrative, Trust and Family Office Services

The Company provides investment advice through its family office services to Family members on proposed investments only in the context of the services described above, for its Clients. The Company believes that its activities are well out of the mainstream of the types of advisory services provided by most investment advisory firms that provide services to the general public.

Second, the Company generally does not have investment discretion over its family office Clients' investments.[2] In short, its Clients (other than Family Trusts and Foundations) make their own investment decisions (or hire third party investment managers to make investment decisions) based only in part on the services performed and information provided by the Company. The Company provides investment advice only to the extent it is

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[2] In certain cases, a Company staff member serves as trustee or co-trustee of trusts established by Family members. The trust instruments in these cases may provide investment discretion to the trustees, which may be shared with co-trustees who are family members, non-related persons, or banks or trust companies.

incorporated within and an incident to the trust, administrative and family office services described above.

Third, the Company's investment advisory activities, such as they are, constitute a small portion of the Company's overall activities. The Company believes that the relative insignificance of its investment advisory activities as part of the total mix of proprietary investing for the Company's own account, family office, legal, risk management, personnel, personal security, trust, tax-planning and administrative services performed for the Clients must be taken into account in determining whether its services to the Family require registration under the Advisers Act.

B. The Company Does Not Hold Itself Out to the Public as an Investment Adviser

The Company does not hold itself out to the public as an investment adviser. Specifically, the name of the Company, which does not itself suggest investment advisory services, is not listed in any telephone book as an "investment adviser" nor advertised in any telephone "yellow pages" book and appears only by name on the index of tenants located in the lobby of its building. The Company does not engage in any advertising, it does not attend investment management-related conferences as a vendor, and it does not conduct any marketing activities for its advisory or family office services whatsoever. Outside of members of the Family and those who provide services to the Company and its Clients— such as its investment bankers, venture capitalists, commercial bankers (including those offering services without necessarily being retained), accountants, and lawyers—the Company does not believe that members of the investing public are aware of the advisory services that the Company provides.

Second, the payments that the Company receives for its services to the Clients cover payments for Family office, trust, legal, risk management, personnel, personal security, tax compliance, administrative, accounting, support, and oversight functions, rather than simply investment advice. The portion of the charges relate to activities that could be characterized as "investment advice" relates in large part to the provision of both the gatekeeper function for the Family in reviewing the activities of third-party investment managers and assistance in federal tax matters involved in the process of the Clients making estate and annual tax planning decisions involving investments, as well as the administration, reporting, coordination and implementation of such decisions. The Company does not derive its profits from fee income and charges fees to Family members in a manner designed essentially to cover a portion of the costs of providing the Family office services of the Company. The Company's situation, then, is clearly distinguishable from (i) a broker-dealer that charges a brokerage commission when effecting securities transactions that are related to giving investment advice, (ii) an insurance agent who receives a sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice, or (iii) a financial planner who may be paid a flat fee for designing an estate plan that is related to the giving of investment advice. In each of those situations, the receipt of investment advisory income can be inferred from the event and the isolated nature of the payment for investment advisory services rendered. By contrast, the Company receives payments from

its Clients for all of the services that it renders, only a portion of which could be characterized as investment advisory in nature.

Third, the Company's principal activities do not involve providing investment advice to Clients. As discussed above, by far the largest portion of the Company's activities involve managing the proprietary investments of the Company itself, and to a lesser extent in providing family office administrative services to the Clients that do not involve investment advice.

C. There is No Public Interest in Requiring the Company to Register under the Advisers Act

The Company is a private organization that was formed long ago as an operating company to conduct the Family's business operations. Over time, many of the operating businesses were divested and the Company evolved into a holding company for the Family's wealth and invested capital, which are now focused on a variety of private equity, real estate, natural resources, and other public and private investments. The Company's family office activities arose as an incident to the Company's proprietary investment activities. The Company is owned directly by Family Members and indirectly through Family Trusts exclusively by the Family to which it provides services. All of the Company's current and intended Clients have a very close relationship with the Family in that they are all either immediate members of the Family, spouses or former spouses of such individuals, or foundations, trusts and other entities created by and for those individuals. There are no public clients in the sense of retail investors or institutional clients. Indeed, the types of services provided to the Clients are significantly different in type and amplitude from the services regularly performed by an investment adviser for retail investors or institutional customers. By the same token, very few retail or institutional investors would be willing to receive the narrowly focused investment advice provided by the Company and use that for making their own investment decisions. The Company's services are shaped and tailored to the needs of its Clients, not to the needs of the retail public or institutions. That is why the Company does not exercise investment discretion over any of the investments made by its Clients.

The Company has no plans, now or in the future, to solicit or accept clients from the retail or institutional public. The Company was organized long ago for the benefit of the Family and that is expected to remain its exclusive mission.

V.   PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in at least eight other instances. *In the Matter of Parkland Management Company, L.L.C.*, Investment Advisers Act Release No. 2369 (March 22 , 2005) (limited liability company, all of the stock of which was held by or for the benefit of members of a single family and which furnished investment advisory services to the same family and

entities established by that family); *In the Matter of Longview Management Group LLC*, Advisers Act Release No. 2013 (Feb. 7, 2002) (limited liability company that serves as a family office for members of an extended family created to conduct the investment affairs and manage the assets of that family); *In the Matter of Kamilche Company*, Advisers Act Release No. 1970 (Aug. 27, 2001) (corporation that provides family office functions for members of a multi-generational family and the trusts, foundations, partnerships, limited liability companies and other entities created by that family); *In the Matter of Bear Creek Inc.*, Investment Advisers Act Release No. 1935 (April 4, 2001) (corporation, all of the stock of which was held in trust for the benefit of members of a single family and which furnished investment advisory services to trusts created by and for the benefit of the same family); *In the Matter of Moreland Management Company*, Investment Advisers Act Release No. 1705 (March 10, 1998)(corporation, all of the stock of which was held in trust for the benefit of members of a single family and which furnished investment advisory services to trusts created by and for the benefit of the same family, and to the trusts, foundations, partnerships, and other entities created by such family, or by the Trust, to serve as vehicles for investments); *In the Matter of Donner Estates, Inc.*, Investment Advisers Act Release No. 21 (November 3, 1941) (corporation, all of the stock of which was held in trust for the benefit of members of a single family and which furnished investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); *In the Matter of The Pitcairn Company*, Investment Advisers Act Release No. 52 (March 2, 1949)(corporation, whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); and *In the Matter of Roosevelt & Son*, Investment Advisers Act Release No. 54 (August 31, 1949)(general partnership, organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries).

Each of the above Commission orders under Section 202(a)(11)(F) of the Act shares certain characteristics in common with the Company's application. Each involves a company, owned directly or indirectly through trusts or a family holding company by members of a single extended family, and operating as a "family office" for that family, often in several generations, with more than fifteen members. Each company provides administrative, tax, and gatekeeper or "manager-of-manager" type functions in the review and oversight of third party professionals (including investment managers) to provide services to members of the family, and most either are, or are affiliated with, a legacy family holding company dating back several generations through which a large portion of the family's assets are held and invested. In most of the cases the advisory services were minimal and incidental to the non-advisory services, although in one order, *In the Matter of Longview Management Group, LLC*, it appears that a primary function of the family office is to provide investment management services. Each of the more recent Commission orders appears to involve a company supervising aggregate client assets in excess of the exclusive federal registration threshold of Section 203A of the Investment Advisers Act. None of the companies that has received any of the prior orders holds itself out to the public as an investment adviser or accepts clients that are not part of or closely associated with the

family.[3] Several of the orders involve companies that are, or are affiliated with, a private family investment company (in trust, corporate, partnership or limited liability company form) that invests as principal a substantial portion of the family's assets, in much the same manner as the Company. *In the Matter of Longview Management Group, LLC; In the Matter of Kamilche Company; In the Matter of Moreland Management Company.*

As in those prior orders under Section 202(a)(11)(F) of the Investment Advisers Act, the Company is a private company, that provides "family office" services to members of one family. The Company is owned and controlled by that Family, and does not hold itself out to the public as an investment adviser and does not have clients that are not associated with the Family. The Company's services are narrowly tailored to the needs of the members of the Family. The Company does not provide the type of investment advice normally associated with retail or institutional investment advisory firms that provide services to the public. As a result there is no need to apply the Act to the activities of the Company. To require the Company to become registered as an investment adviser with the Commission or state securities regulators[4] would be inappropriate and not in the best interests of the Family or the public. Moreover, the Family's desire for privacy with respect to its finances and affairs would be compromised by the public availability of information regarding the Company and its assets under management and supervision, if the Company were to become registered under the Advisers Act. No useful purpose would be served by requiring the Company to register under the Investment Advisers Act, and registration could significantly and adversely affect the ability of the Company to engage in the efficient administration of the assets of Family members.

The Company believes that the issuance of an order under Section 202(a)(11)(F) of the Act is fully justified and is in the public's interest.

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[3] Certain of the orders involve family offices that provide certain services to charitable organizations and foundations established by family members, *see In the Matter of Moreland Management Company*, Rel. IA-1705 (Mar. 10, 1998), as well as to a broader extended family than currently serviced by the Company, and long-time current or retired employees of the family. *See, e.g. In the Matter of Longview Management Company, LLC. Cf, In the Matter of Bessemer Securities Company, et al.* Rel. No. IC-22420 (Dec. 30, 1996) (exemption from the Investment Company Act issued pursuant to Section 6(c) of that Act to a private family investment company, including limited ownership interests in certain current and former employees); Investment Company Act § 2(a)(51)(A)(ii) (family company as qualified purchaser can include interests owned by charitable organizations and foundations); 17 C.F.R. § 270.3c-5 ("knowledgeable employees" as permitted investors in Section 3(c)(1) and 3(c)(7) exempt private investment funds). The Company does not wish to provide investment advice to current or former employees, but notes that it does have a full range of qualified and non-qualified employee benefit, pension and retirement plans, for which it does not charge advisory or other fees. The Company understands that its employees will not be considered advisory clients as a result of these programs. *See, e.g.,* Employer-Sponsors of Defined Benefit Pension Plans (Staff Letters dated Feb. 22, 1996 and Dec. 5, 1995); Welfare Fund Pension Plan, (Staff Letter dated May 2, 1976) (due to unique nature of employment relationship, employer or employer affiliate is not subject to Advisers Act registration for management of employee-sponsored benefit plan assets without additional compensation).

[4] We understand that by operation of Section 203A(b)(1)(B), an exemptive order from the Commission under Section 202(a)(11)(F) will also exempt the Company from state investment adviser registration.

VI.   PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Company states that its address is indicated on the first page of this Application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

David F. Freeman, Jr., Esq.
Arnold & Porter, LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004
(202) 942-5745

with a copy to

Russell W. Ayres, III
Vice President and Associate General Counsel
The Hillman Company
330 Grant Street, Suite 1900
Pittsburgh, PA 15219

All requirements for the execution and filing of this Application on behalf of the Company have been complied with in accordance with the Articles of Incorporation and By-Laws of the Company, and the undersigned officer of the Company is fully authorized to execute this Application. The Company has adopted the Resolution attached as Exhibit A authorizing the filing of this Application. The Verification required by Rule 0-4(d) under the Advisers Act is attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

VII.   REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company respectfully requests that the Commission issue an Order under Section 202(a)(11)(F) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act. The Company submits that the Order is necessary and appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Articles of Incorporation and By-Laws of The Hillman Company have been complied with in connection with the execution and filing of this Application. The Hillman Company, by a resolution duly adopted by its Board of Directors as of June 7, 2005 (a certified copy of which resolution is attached as Exhibit A to this Application) has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof. The Hillman Company has caused the undersigned to sign Application on its behalf in the City of Pittsburgh, County of Allegheny, Pennsylvania on this 29th day of June, 2005.

THE HILLMAN COMPANY

By: *Marian F. Dietrich*
Marian F. Dietrich
Vice President
Legal and Risk Management

Attest: *Daveria Maria Saunders*

EXHIBIT A

THE HILLMAN COMPANY

The undersigned hereby certifies that she is the Vice President Legal and Risk Management of The Hillman Company, and further certifies that the following resolution was duly adopted by its Board of Directors on June 7, 2005, and is still in full force and effect.

RESOLVED, that any appropriate officer of The Hillman Company be, and each of the officers is, hereby severally authorized and directed to prepare and execute on behalf of The Hillman Company and to file with the Securities and Exchange Commission ("SEC") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("Advisers Act") an exemptive application for an order declaring The Hillman Company to be a person not within the intent of the Advisers Act.

IN WITNESS WHEREOF, I hereunto set my hand, this 29th day of June, 2005.

By:

_____
Marian F. Dietrich
Vice President
Legal and Risk Management

EXHIBIT B

VERIFICATION

COMMONWEALTH OF PENNSYLVANIA   :ss:
CITY OF PITTSBURGH
COUNTY OF ALLEGHENY

The undersigned being duly sworn, deposes and says that she has duly executed the attached Application dated June 29, 2005, for and on behalf of The Hillman Company (the "Company"); that she is the Vice President Legal and Risk Management of the Company; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information and belief.

THE HILLMAN COMPANY

By: _____
Marian F. Dietrich
Vice President
Legal and Risk Management

On the 29th day of June, 2005, before me, _Ann L. Shields_ , the undersigned Notary Public, personally appeared Marian F. Dietrich, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that she executed it.

Witness my hand and official seal.

My commission expires_____.

```
            Notarial Seal
       Ann L. Shield, Notary Public
   City of Pittsburgh, Allegheny County
   My Commission Expires Aug. 6, 2006
  Member, Pennsylvania Association of Notaries
```

EXHIBIT C - PROPOSED NOTICE

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No.   ;

Action: Notice of Application for Exemption Under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: The Hillman Company ("Hillman").

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(F) from Section 202(a)(11).

Summary of Application: Applicant requests an order declaring it is not a person within the intent of Section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on _____.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on _____, 2005, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, SEC, [Address], Washington, D.C. [   ]. Applicant, c/o David F. Freeman, Jr., Arnold & Porter, LLP, 555 Twelfth Street, NW, Washington, D.C. 20004.

For Further Information Contact:, Attorney, or, Assistant Director, at (202) ----____ (Division of Investment Management, Office of Investment Adviser Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch.

Applicant's Representations:

1. Applicant's predecessor corporation, Brandon Land Company, was organized as a Pennsylvania corporation in 1946.

2. All of Hillman's outstanding stock is owned directly by, or for the exclusive benefit of, the lineal descendants of J.H. Hillman, Jr., including spouses and former spouses, adopted children and step-children (the "Family").

3. Applicant is a private investment company that as an incident to its proprietary investment operations also serves as the family office for the Family. Applicant's current and intended future clients consist of (i) the members of the Family, and (ii) the trusts, foundations, charitable organizations, partnerships, corporations, limited liability companies, and other entities created by or for them (all of which, other than charitable organizations and foundations, are wholly-owned and controlled by family members). Applicant also invests as principal in private equity, real estate, natural resources and other public and private investments.

4. Applicant provides family office services including facilitation of and assistance in estate planning; preparation and analysis of financial statements and financial planning packages; trust administration; legal services; personnel services; personal security services; risk management; record keeping; tax planning, reconciliation, preparation, and compliance; investment assistance, review, monitoring, and administration; implementation of investment decisions made by Clients; partnership administration; and coordination of professional relationships with accountants, attorneys, investment advisers, custodians and others as needed. Applicant currently has approximately 90 employees. The fees paid by the Applicant's Clients cover only a portion of the salaries and expenses of the Applicant.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . ." Section 202(a)(11)(F) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

3. Applicant asserts that it will no longer qualify for any of the exemptions provided by Section 203(b). Applicant requests that the SEC declare it to be a person not within the intent of Section 202(a)(11).

4. Applicant asserts that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private organization that was formed to be a family office for the Family. Applicant represents that all of its clients have a close relationship with the Family. Applicant states that it has no public clients in the sense of

retail investors or institutional clients, and that it has no plans, now or in the future, to solicit or accept clients from the retail or institutional public. Applicant asserts that serving the Family is its exclusive mission.

5. Applicant states that it does not hold itself out to the public as an investment adviser. Applicant states that its name, which does not itself suggest investment advisory services, is not listed as an investment adviser in any telephone book and appears on the index of tenants located in the lobby of its building without any reference to investment advisory services. Applicant represents that it does not engage in any advertising, attend investment management-related conferences as a vendor, or conduct any marketing activities.

6. Applicant states that its investment advisory activities in the context of the services described above constitute a small portion of, and are incidental to, its overall activities. Applicant states that its principal activities are not providing investment advice to clients, and that the largest portion of its activities involve its own proprietary investing and to a lesser extent providing administrative services to family members, trusts and foundations that are not primarily investment advisory in nature.

For the SEC, by the Division of Investment Management, under delegated authority.


_____
Secretary
